Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034)

28 February 2013

PRIMA BIOMED COMMENCES “CANVAS” CLINICAL TRIAL IN EUROPE

Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) (“Prima,” the “Company”) is pleased to announce that it has commenced recruitment of patients into the CANVAS (CANcer VAccine Study) trial in Europe. Prima has authorized several centers in Ukraine to start enrolling patients. CANVAS is a phase 2/3 study of CVac™ for the maintenance treatment of newly diagnosed, late-stage epithelial ovarian cancer patients who achieve remission after optimal debulking surgery and standard first line chemotherapy.

Prima has obtained the requisite ethics and regulatory approvals in multiple European countries, including Belarus, Belgium, Bulgaria, Germany, Lithuania, Latvia, Poland and Ukraine. The Company anticipates that the majority of CANVAS patients will be enrolled in Europe. The trial is currently open for recruitment at a number of centers in the United States and Australia.

Prima BioMed CEO Matthew Lehman said: “We are pleased to open enrollment for the CANVAS trial in Europe; we plan to progressively open sites across several European countries in the coming months. I would like to congratulate our clinical team and our manufacturing colleagues at the Fraunhofer Institute of Cell Therapy and Immunology for bringing us to this milestone.”

Prima maintains updated information about the CANVAS trial and enrolling clinical centers on the U.S. National Institutes of Health clinical trial registry at www.clinicaltrials.gov.

ENDS

About CANVAS

The CANcer VAccine Study (CANVAS) is a multi-centre, randomized, and placebo-controlled study of CVac in mucin 1 positive, epithelial ovarian cancer patients who have undergone optimal surgery and achieve complete remission after first-line chemotherapy.

1000 patients will be recruited to CANVAS at over 100 hospitals throughout Australia, the USA, Europe, and Asia to have 800 evaluable study patients undergo dosing.

The study objectives are to ascertain if CVac, as compared to a placebo, is able to improve the time patients remain in remission before tumor progression (progression-free survival) and extend overall survival of patients. Safety parameters, quality of life impact, manufacturing quality, and additional laboratory assessments will also be investigated.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

About Prima BioMed

Prima BioMed is a globally active biotechnology company. As a leader in personalized biotherapeutic products for cancer, Prima is dedicated to leveraging its current technology and expertise to develop innovative treatment options for patients and maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell product currently in clinical trials for ovarian cancer patients who are in remission.

For further information please contact:

USA Investor/Media:

Ms. Jessica Brown, Prima BioMed Ltd.

+1 (919) 710-9061; jessica.brown@primabiomed.com.au

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889